United States securities and exchange commission logo





                             September 16, 2021

       J. Michael Hansen
       Chief Financial Officer
       Cintas Corporation
       6800 Cintas Boulevard
       Cincinnati, OH 45262

                                                        Re: Cintas Corporation
                                                            Form 10-K for the
Fiscal Year Ended May 31, 2021
                                                            Filed July 28, 2021
                                                            File No. 000-11399

       Dear Mr. Hansen:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended May 31, 2021

       General

   1. We note that you provided more expansive disclosure in your CSR report than you provided in your SEC
filings. Please advise us what consideration you gave to providing the same type of
climate-related disclosure in your SEC filings as you provided in your
                                                        CSR report.
   2. In your CSR report, you state that you are committed to lowering the total amount of energy that you consume
in your operations and reducing your greenhouse gas emissions.
                                                        Please revise your
disclosure to identify any material past and/or future capital expenditures for
climate-related projects related to these initiatives. If material, please quantify these
expenditures.
 J. Michael Hansen
FirstName  LastNameJ. Michael Hansen
Cintas Corporation
Comapany 16,
September  NameCintas
               2021    Corporation
September
Page 2     16, 2021 Page 2
FirstName LastName
3. To the extent material, discuss the indirect consequences of climate-related regulation or business trends, such as the following:

                decreased demand for goods or services that produce significant greenhouse gas emissions or are related to carbon-based energy sources;
                increased demand for goods or services that result in lower emissions than competing products;
                increased competition to develop innovative new services that result in lower emissions; and
                any anticipated reputational risks resulting from operations or products that produce material greenhouse gas emissions.
4. If material, discuss the significant physical effects of climate change on your operations and results. This disclosure may include the following:

                quantification of material weather-related damages to your property or operations;
                potential for indirect weather-related impacts that have affected or may affect your major customers or suppliers; and
                any weather-related impacts on the cost or availability of insurance.
5. Disclose the material effects of transition risks related to climate change that may affect your business, financial condition, and results of operations, such as policy and regulatory changes that could impose operational and compliance burdens, market trends that may alter business opportunities, credit risks, or technological changes.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jennifer Angelini at 202-551-3047 or Sergio Chinos at 202-551-7844 with any questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Manufacturing